November 1, 2016
Board of Directors
Aerojet Rocketdyne Holdings, Inc.
222 N. Sepulveda Blvd, Suite 500
El Segundo, California 90245

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016. Note 4 therein describes a change in accounting principle for the date the Company’s annual impairment test is performed for goodwill and indefinite-lived intangible assets from September 1 to October 1. It should be understood that the preferability of one acceptable method of accounting over another for a change in date of the Company’s annual impairment testing of goodwill and indefinite-lived intangible assets has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to November 30, 2015. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP